UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 001-41782

VinFast Auto Ltd.

Dinh Vu – Cat Hai Economic Zone

Cat Hai Island, Cat Hai Special Zone

Hai Phong City, Vietnam

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.    Form 20-F  ☒   Form 40-F  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

VINFAST REPORTS DELIVERIES OF 27,609 ELECTRIC VEHICLES IN MARCH 2026 IN VIETNAM

Hanoi, April 10, 2026 – VinFast Auto Ltd. (“VinFast” or the “Company”) announced its preliminary domestic Vietnam deliveries of 27,609 electric vehicles (“EVs”) for March 2026, representing a significant increase of 127% year-over-year. For the first quarter of 2026, the Company delivered a preliminary total of 53,684 EVs to customers in Vietnam. This achievement underscores VinFast’s leadership in the domestic automotive market.

Notably, 6,795 Limo Green vehicles were delivered in March, making it VinFast’s best-selling model for the month. The VF 3 ranked second, with 4,729 vehicles delivered. The VF 5 and Herio Green with the Herio Green developed based on the VF 5, recorded 4,218 vehicles delivered, followed by the VF 6, with 3,152 vehicles delivered. The VF MPV 7 recorded 2,521 vehicles delivered, while the Minio Green and the VF 7 recorded 1,969 vehicles and 1,732 vehicles delivered, respectively. Meanwhile, the EC Van, VinFast’s EV model for transportation services, recorded 1,136 vehicles delivered during the same month.

For the first quarter of 2026, the Limo Green and the VF 3 were VinFast’s two best-selling models in Vietnam with cumulative deliveries of 12,471 and 10,188 vehicles, respectively. The Company also delivered 8,672 VF 5 and the Herio Green vehicles, 6,679 VF 6 vehicles, 3,809 Minio Green vehicles, 3,686 VF MPV 7 vehicles and 3,514 VF 7 vehicles during the period.

This Form 6-K shall be deemed to be incorporated by reference into the Company’s registration statement on Form S-8 (File No. 333-278251), registration statement on Form F-3 (File No. 333-275133), and registration statement on Form F-3 (File No. 333-291445) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Note:

Preliminary delivery results are subject to change and may differ from the final number of deliveries that will be recognized as vehicle sales revenue for the period as a result of the year end audit.

Market and industry statements in this document are based on data from the Vietnam Automobile Manufacturers' Association and Company internal data (for VinFast only).

About VinFast

VinFast (NASDAQ: VFS) – a subsidiary of Vingroup JSC – is Vietnam’s leading automotive manufacturer, committed to its mission of creating a green future for everyone. VinFast produces a range of electric SUVs, e-scooters, e-bikes, and e-buses in Vietnam and exports to key markets across Asia, North America, and Europe. Learn more at www.vinfastauto.us.

VinFast deliveries represent only one measure of the Company’s financial performance and should not be relied on as an indicator of quarterly financial results, which depend on a variety of factors, including the average selling price and various cost components.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VinFast Auto Ltd.

Date: April 10, 2026	By:	/s/ Le Thi Thu Thuy
		Name:	Le Thi Thu Thuy
		Title:	Chairwoman and Director

2